Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 1 DATED APRIL 20, 2022

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 1 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company’s net asset value for the month ended March 31, 2022; and
•	to disclose certain return information for all outstanding classes of shares.

Public Offering Price Adjustment

On April 20, 2022, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of April 27, 2022 and will be used for the Company’s next monthly closing for subscriptions on April 29, 2022. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of March 31, 2022. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$34.22	$32.84	$30.97	$31.73
Selling Commissions, Per Share	$2.05	$0.99
Dealer Manager Fees, Per Share	$0.86	$0.57

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

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Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On April 20, 2022, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
May 27, 2022	June 10, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended March 31, 2022

On April 20, 2022, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of March 31, 2022:

Month Ended March 31, 2022	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$147,111,715	$50,398,507	$53,037,711	$36,225,586	$195,476,141	$59,460,075	$541,709,735
Number of Outstanding Shares	4,420,872	1,609,852	1,695,311	1,169,796	6,160,431	1,766,079	16,822,341
Net Asset Value, Per Share	$33.28	$31.31	$31.28	$30.97	$31.73	$33.67
Net Asset Value, Per Share Prior Month	$33.00	$31.08	$30.90	$30.62	$31.49	$33.24
Increase in Net Asset Value, Per Share from Prior Month	$0.28	$0.23	$0.38	$0.35	$0.24	$0.43

The increase in the Company’s net asset value per share for each applicable share class for the month ended March 31, 2022 was primarily driven by the increases in the fair value of six out of ten of the Company’s portfolio company investments. The fair value of three of the Company’s portfolio company investments decreased. The fair value of one of the Company’s portfolio company investments did not change.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through March 31, 2022, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	2.9%	10.5%	40.7%	13.6%	58.2%	February 7, 2018 – March 31, 2022
Class FA (with sales load)	-3.7%	3.3%	31.5%	10.5%	47.9%	February 7, 2018 – March 31, 2022
Class A (no sales load)	2.7%	9.1%	35.4%	11.8%	49.8%	April 10, 2018 – March 31, 2022
Class A (with sales load)	-6.0%	-0.2%	23.9%	8.0%	37.1%	April 10, 2018 – March 31, 2022
Class I	2.8%	9.3%	36.3%	12.1%	51.5%	April 10, 2018 – March 31, 2022
Class T (no sales load)	2.8%	8.7%	31.2%	10.4%	42.8%	May 25, 2018 – March 31, 2022
Class T (with sales load)	-2.0%	3.5%	25.0%	8.3%	36.0%	May 25, 2018 – March 31, 2022
Class D	3.0%	9.6%	33.5%	11.2%	43.0%	June 26, 2018 – March 31, 2022
Class S (no sales load)	3.5%	11.6%	N/A	N/A	32.5%	March 31, 2020 – March 31, 2022
Class S (with sales load)	-0.1%	7.7%	N/A	N/A	27.9%	March 31, 2020 – March 31, 2022

(1) For the period from January 1, 2022 through March 31, 2022.

(2) For the period from February 1, 2021 through March 31, 2022.

(3) For the period from February 1, 2019 through March 31, 2022. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class through March 31, 2022.

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Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the three months ended March 31, 2022, sources of declared distributions on a GAAP basis were as follows:

	Three Months Ended March 31, 2022
	Amount	% of Total Distributions Declared
Net investment income[1]	$4,046,891	82.1%
Distributions in excess of net investment income[2]	881,508	17.9%
Total distributions declared	$4,928,399	100.0%

Cash distributions net of distributions reinvested during the periods presented were funded from the following sources:

	Three Months Ended March 31, 2022
	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment loss before expense support	$5,676,567	172.1%
Expense support reimbursement	(1,629,676)	(49.4)%
Net investment income	4,046,891	122.7%
Cash distributions net of distributions reinvested in excess of net investment income[2]	-	-%
Cash distributions net of distributions reinvested[3]	$3,298,715	100.0%

1 There was no expense support due from the Manager and Sub-Manager for the three months ended March 31, 2022.

2 Consists of distributions made from offering proceeds for the periods presented.

3 For the three months ended March 31, 2022, excludes $1,629,676 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 34.8%, 24.5%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this supplement, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.  We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see Note 4. “Fair Value of Financial Instruments” in Item 1. “Financial Statements” in Part I of the Company’s annual report on Form 10-K for the year ended December 31, 2021. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”

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